December 18, 2007


VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0505


           Re: OLD MUTUAL EMERGING MANAGERS INSTITUTIONAL FUND, L.L.C. (FILE NO. 811-21997)


                  Old Mutual Emerging Managers Institutional Fund, L.L.C (the "Fund"), in accordance with Rule 17g-1 under the Investment Company Act of 1940, as amended (the "1940 Act"), hereby provides the following in connection with the Fund's fidelity bond for the 2007-2008 year:

                  1. A copy of the bond coverage for the Fund and other joint insureds (the "Bond") (attached as EXHIBIT A).

                  2. A copy of the Board meeting resolutions of the Fund, which were adopted by the Board, and a majority of the members thereof who are not "interested persons" (as defined by the 1940 Act) of the Fund (attached as EXHIBIT B).

                  3. A statement showing the amount of a single insured bond, which the Fund would have been required to provide and maintain had the Fund not been named as a joint insured under the Bond (attached as EXHIBIT C).

                  4. A copy of the Joint Insured Agreement, by and among the Fund and other joint insureds, meeting the requirements of Rule 17g-1 paragraph
(f) (attached as EXHIBIT D).

Securities and Exchange Commission
December 18, 2007
Page 2


                  5. The premium for the Bond has been paid through May 1, 2008.


                  If you have any questions, please do not hesitate to contact me at (914) 798-7606.


                                            Sincerely,

                                            /s/ Ross Weissman
                                            -------------------------
                                            Ross Weissman
                                            Chief Financial Officer